Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco Crown Gaming (Macau) Limited Enters Into Commitment Letter
New York, April 26, 2011 — Melco Crown Entertainment Limited (the “Company”) (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today announced that on April 21, 2011, its subsidiary, Melco Crown Gaming (Macau) Limited, entered into a commitment letter (the “Commitment Letter”) with a group of lenders. Pursuant to the terms of the Commitment Letter, the lenders have agreed to arrange and underwrite credit facilities of approximately US$1,200 million primarily to refinance the City of Dreams Project Facility. The refinancing contemplated by the Commitment Letter is expected to reduce or remove certain restrictions on our business that are currently imposed by the covenants in the existing City of Dreams Project Facility, providing us with greater flexibility to conduct our business and pursue growth and expansion opportunities. The pricing terms of this refinancing are expected to be in line with market pricing terms, but higher than the pricing terms of the existing City of Dreams Project Facility and the term of such new facility is expected to be extended beyond the maturity date of the existing City of Dreams Project Facility.
Consummation of the refinancing contemplated by the Commitment Letter is subject to the satisfaction of a number of requirements and conditions precedent, including negotiation of definitive legal documentation, completion by the lenders of their due diligence and the absence of any material adverse change in our business or in the capital markets generally. Accordingly, we cannot assure you that we will be able to consummate the transactions contemplated by the Commitment Letter or otherwise refinance the City of Dreams Project Facility on commercially acceptable terms, or at all.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of occupancy permits for areas of City of Dreams undergoing construction and/or development; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in the Company’s Annual Report on Form 20-F filed on April 1, 2011 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,600 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
Investment Community, please contact:
Geoffrey Davis, CFA
Chief Financial Officer
Tel: +1 212 671 1936 or +853 8868 7887
Email: geoffreydavis@melco-crown.com
For media enquiry, please contact:
Maggie Ma
Head of Corporate Communications
Tel: +852 3151 3767
Email: maggiema@melco-crown.com

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